Exhibit 99.11

Date: 23rd September 2011
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

 Subject: PETAQUILLA MINERALS LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	19-10-2011
Record Date for Voting (if applicable):	19-10-2011
Beneficial Ownership Determination Date:	19-10-2011
Meeting Date:	23-11-2011
Meeting Location (if available):	Fairmont Waterfront, Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON	716013107	CA7160131073

Sincerely,

Computershare Trust Company of Canada / Computershare
Investor Services Inc.

Agent for PETAQUILLA MINERALS LTD.